

June 20, 2011

Via Facsimile: (650) 378-1399
Daniel Correa
Chief Executive Officer
Inca Global, Inc.
2421 Fenton St.
Chula Vista, CA 91914

      Re: Inca Global, Inc.
               Amendment No. 1 to Form 8-K
               Filed June 10, 2011
               File No. 000-54061

Dear Mr. Correa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01. Entry Into a Material Definitive Agreement, page 3

1. We note your response to our comment two in our letter dated April 14, 2011 stating Mr. Correa resigned from Eco Global Corp. in January 2011. However, this is inconsistent with your disclosure on page 21 stating that Mr. Correa is a principal of Eco Global Inc. Please advise. Clarify whether Mr. Correa has in fact resigned from Eco Global Corp. and if so, discuss the purpose behind Mr. Correa's resignation. Additionally, confirm whether Eco Global Inc. is the same entity as Eco Global Corp. referenced as the Licensor to the Licensing Agreement on page three of the amended Form 8-K.

2. Explain why Eco Global received $100,000 as consideration pursuant to the Licensing Agreement. We note your disclosure that Mr. Correa resigned from Eco Global in January 2011 and the $100,000 was owed to Mr. Correa for services rendered to Eco Global.

3. We note your disclosure on page four that Mr. Correa and Inca received 20,000,000 common shares of Eco Global pursuant to an Assignment Agreement in which Incablock International LLC transferred and assigned the INCABLOCK technology patent to Eco Global. Additionally, we note your disclosure that 7,000,000 of the common shares were used for debt collateral financing and the remaining of Mr. Correa's common shares were "given" to Mr. Howard Behling and his associates. Describe the business purpose behind Mr. Correa's share transaction with Mr. Behling and explain Mr. Behling's relationship with Mr. Correa, Eco Global and Inca Global, Inc. Explain how Mr. Correa and Incablock International LLC currently have no interest in Eco Global as you disclose on page four.

4. We note your response to our comment 13 in our letter dated April 14, 2011 identifying Mr. Timothy Neher as a promoter. However, we note you did not include corresponding disclosure in the Form 8-K itself. Please revise. Additionally, explain any role played by Mr. Timothy Neher in arranging or facilitating the Licensing Agreement between Eco Global Corp. and Inca Global, Inc.

5. Define your use of the word "Territory" when describing where the INCABLOCK intellectual property can be used. We note disclosure on page three stating the exclusive license can be used only in "certain territories."

6. We note your disclosure that Eco Global "ceased to be a fully reporting company to the SEC." Please revise your disclosure to explain that Eco Global is still a publicly reporting company pursuant to Section 13(a) of the Exchange Act but has not filed any Exchange Act reports since 2009.

Item 5.06 Change in Shell Company Status, page 3

7. We note your response to our comment five in our letter dated April 14, 2011; however, we note you did not revise your disclosure accordingly. Therefore, we reissue our comment five from our letter dated April 14, 2011.

Risk Factors, page 9

We have a need to raise additional capital, page 10

8. We note your response to our comment 10 in our letter dated April 14, 2011; however, we note you did not revise your disclosure accordingly. Please provide specific disclosure here and in your Management's Discussion and Analysis section of how you plan to raise and use these funds over the next two years, including the amount of these proceeds you intend to allocate to (i) the development of your specific product, (ii) research and development of other products and (iii) working capital, capital expenditures and general corporate purposes. Please include a discussion of the impact on your

business plan if you are unable to raise all of these funds. In addition, please disclose the minimum amount you think you would need to raise to execute your business plan over the next twelve months.

We incur costs associated with SEC reporting compliance, page 13

9. Please explain your statement that you became "an SEC 'reporting company' in order to comply with applicable laws and regulations."

There is currently no market for our securities…, page 13

10. Please revise this risk factor to clarify that you have not been approved for trading on the OTCBB. Please clarify whether you have contacted a market maker about applying on your behalf to have your shares quoted on the OTCBB.

Certain Relationships and Related Transactions, and Director Independence, page 21

Consulting Services Agreement, page 21

11. We note your response to our comment 13 in our letter dated April 14, 2011 discussing Mr. Neher's relationship with numerous publicly reporting companies. Please disclose whether Mr. Neher, through Accelerated Venture Partners, LLC, has any similar consulting agreements with these publicly reporting companies. In addition, please discuss the terms of the current consulting agreement Inca Global has with Accelerated Venture Partners in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director